UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2021

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Federal Taxpayers’ (CNPJ/ME) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8 Publicly-Held Company

MATERIAL FACT

Partial Sale of UPI InfraCo

Execution of Investment Agreement and Other Covenants

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in compliance with Article 157, Section 4, of Law No. 6,404/76 and the provisions of CVM Instruction No. 44/2021, and in continuity with the information contained in the Material Facts disclosed on January 25, April 12 and July 7, 2021, hereby informs its shareholders and the market in general that, on the date of this material fact, the Company and Oi Móvel S.A. - In Judicial Reorganization entered into an agreement with Globenet Cabos Submarinos S.A. (“Investor”), with the intervention of Brasil Telecom Comunicação Multimídia S.A. (“SPE InfraCo”), BTG Pactual Infraco Master Fundo de Investimento em Participações Multiestratégia and BTG Pactual Infraco Co-Investors Fund LP (together, the “Investor's Shareholders”), the Investment Agreement and Other Covenants (“Agreement”), with the purpose of selling shares representing the control of SPE InfraCo to the Investor, whose winning proposal in the competitive procurement process was ratified by the Judge of the 7th Corporate Court of the Capital of the State of Rio de Janeiro, in a hearing held on July 7, 2020, under the terms of the Amendment to the Judicial Reorganization Plan approved by the creditors at the Creditors’ General Meeting and ratified by the Judge of the 7th Corporate Court of the Capital of the State of Rio de Janeiro on October 5, 2020 ("Amendment to the JRP").

The Agreement contemplates the contribution to SPE InfraCo of a Primary Tranche, the payment to Oi of a Secondary Tranche, and the contribution to SPE InfraCo of two additional Primary Tranches, in addition to the Merger of the Investor, as described below:

(i)	Primary Tranche: on the closing date, subscription and payment in full of new common shares, representing 14.67% of the voting capital stock of SPE InfraCo, upon the contribution of a cash amount of R$ 3,276,100,067.34 (three billion, two hundred seventy-six million, one hundred thousand, sixty-seven reais and thirty-four cents);

(ii)	Secondary Tranche: on the closing date, the acquisition of shares held by Oi and/or its controlled companies representing 29.16% of the voting capital stock of SPE InfraCo, upon the payment of a cash amount of R$6,510,200,000.00 (six billion, five hundred ten million, two hundred thousand Brazilian reais), to be paid in up to 3 (three) annual installments, one of which at the Closing Date, and the others may, at Oi’s discretion, be anticipated until December 2022. The Agreement also provides that, if SPE InfraCo, on the Closing Date, does not have the intercompany debt with Oi described in item (ii) of Clause 5.3.8.1 of the Amendment to the JRP, the value of the Primary Component will be reduced in the amount of BRL 1,500,000,000.00 (one billion, five hundred million reais), and such amount will be reallocated to the Secondary Component, in which case the Company will sell and transfer to the Investor additional shares issued by SPE InfraCo so that the shares of the Secondary Portion represent 35.88% of the voting capital stock of SPE InfraCo;

(iii)	Additional Primary Tranche – I: within 90 days from the closing date, and immediately before the Merger of the Investor, subscription and payment in full of new common shares, representing 5.64% of the voting capital stock of SPE InfraCo, upon the contribution of a cash amount of R$1,258,238,223.33 (one billion, two hundred fifty-eight million, two hundred thirty-eight thousand, two hundred twenty-three reais and thirty-three cents);

(iv)	Merger of the Investor: within 90 days from the closing date, and immediately after the Capital Increase - Additional Primary Tranche I, merger of the Investor into SPE InfraCo, with the issuance of new common shares by SPE InfraCo, representing 6.81% of the voting capital stock of SPE InfraCo. The fair value of the Investor considered for purposes of the Merger was R$1,518,800,000.00 (one billion, five hundred and eighteen million, eight hundred thousand reais), certified by economic and financial appraisal reports prepared by independent appraisal firms hired by the Investor and Oi, pursuant to the Public Notice, in accordance with Clause 3.9.4.2 of the Amendment to the JRP; and

(v)	Additional Primary Tranche – II: within 90 days from the closing date, and immediately after the Merger of the Investor, subscription and payment of new common shares, representing 1.61% of the voting capital stock of SPE InfraCo, through the contribution of a cash amount of R$360,000,000.00 (three hundred and sixty million reais).

After the steps set forth above, the Investor Shareholders will hold shares representing 57.9% of the voting and total capital stock of SPE InfraCo, with Oi and its affiliates holding the remaining voting and total capital stock.

The Agreement and related instruments also contemplate the execution between SPE InfraCo and Oi and/or its affiliates of capacity supply agreements and other operating agreements, as well as shareholders’ agreement of SPE InfraCo, between the Investor and Oi.

The amount of the Transaction, considering the sum of the Primary Tranche; the Secondary Tranche; the Additional Primary Tranches; and the fair value of the Investor Merger, totals R$ 12,923,338. 290.67 (twelve billion, nine hundred twenty-three million, three hundred thirty-eight thousand, two hundred ninety reais and sixty-seven cents), which will be subject to adjustment mechanisms based on certain financial and operational performance metrics of SPE InfraCo, according to its business plan (such as indebtedness, working capital, number of HPs and HCs, OPEX and CAPEX, among others), as agreed between Oi and the Investor.

The effective completion of the Transaction, with the implementation of the steps described above, in the manner described above, is subject to the approval of CADE and the prior consent of Anatel, as well as to the fulfillment of usual precedent conditions for transactions of this nature, as provided for in the Agreement.

Oi reaffirms its commitment to keep its shareholders and the market informed about the development of the subject matter of this Material Fact.

Rio de Janeiro, October 1, 2021.

Oi S.A. – In Judicial Reorganization

Cristiane Barretto Sales

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2021

OI S.A. – In Judicial Reorganization

By: /s/ Cristiane Barretto Sales

Name: Cristiane Barretto Sales

Title: Chief Financial Officer and Investor Relations Officer